Exhibit 99.3

Prepared March 21, 2016
AMENDMENT NO. 4	Revised March 21, 2016
AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
FOR
TEEBANK FAMILY LIMITED PARTNERSHIP

Section 15.1 of the Amended and Restated Agreement of Limited Partnership for Teebank Family Limited Partnership, effective January 1, 2006, as amended (the “Agreement”), provides that the Agreement may be amended from time to time upon the written consent of all the General Partners and Limited Partners. In addition, paragraph 15.1 of the Agreement provides that the Managing General Partner may, without the necessity of a vote by the Partners, make amendments to the Agreement which are necessary to cure any ambiguity or correct or supplement any provision of the Agreement which may be inconsistent with any other provision and execute and implement any other amendment to the Agreement with respect to administrative matters arising under the Agreement which would not be materially adverse to a Partner’s rights and obligations under the Agreement,

As it is now deemed advisable to amend the Agreement, effective as of January 1, 2016, paragraph 7.5(b) of the Agreement is amended as follows.

7.5(b) Notwithstanding the foregoing, in the event Steven E. Trager is no longer able to serve as General Partner or as Trustee of any Trust serving as General Partner and the Partnership owns any shares of Republic Bancorp, Inc. (“Republic”) stock, then the members of the Voting Committee will be Wayne Stratton, Mark Vogt and Kenneth Hochman.  Further, Steven E. Trager may remove and designate other persons to serve on this Voting Committee.  If Steven E. Trager is unable to act, then the then current members of the Voting Committee will select a successor person to serve on the Voting Committee.

In all other respects, the Agreement, as initially adopted effective January 1, 2006, and subsequently amended, will remain in full force and effect.

In order to evidence their understanding of and agreement to all the terms and conditions of this instrument, the parties have signed multiple copies of this Agreement, each one of which, when signed by all the parties, will be considered an original.

Date: March 24, 2016

General Partners:

/s/ Steven E. Trager	/s/ Steven E. Trager

Steven E. Trager, Co-Trustee of the	Steven E. Trager, Trustee of the Steven E.
Jean S. Trager Trust dated July 31, 2006	Trager Revocable Trust dated April 3, 1995

Amendment to Agreement of Limited Partnership Teebank Family Limited Partnership